EXHIBIT 99.1

Colliers announces appointment of John Sullivan to Board of Directors

TORONTO, Dec. 03, 2024 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (TSX and NASDAQ: CIGI) ("Colliers") announced that John Sullivan has been appointed to the Board of Directors, effective today.

Sullivan has more than 30 years of real estate experience in acquisitions, dispositions, asset management and development. He served as the President and Chief Executive Officer of The Cadillac Fairview Corporation Limited for 13 years, retiring in 2023. Prior to his role as CEO, Sullivan held several senior positions at Cadillac Fairview, and previously held senior positions with Marathon Realty Corporation and Brookfield Properties Corporation. He currently serves on the board of MAF Properties and the Hospital for Sick Children.

“We are delighted to have John Sullivan on our Board,” said Jay Hennick, Chairman and Chief Executive Officer of Colliers. “John’s extensive expertise in the real estate sector, developed over decades, makes him an invaluable asset as we continue driving Colliers’ growth and success in the years ahead.”

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading global diversified professional services company, specializing in commercial real estate services, engineering consultancy and investment management. With operations in 70 countries, our 22,000 enterprising professionals provide exceptional service and expert advice to clients. For nearly 30 years, our experienced leadership – with substantial inside ownership – has consistently delivered approximately 20% compound annual investment returns for shareholders. With annual revenues exceeding $4.5 billion and $99 billion of assets under management, Colliers maximizes the potential of property, infrastructure and real assets to accelerate the success of our clients, investors and people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

COMPANY CONTACT:

Christian Mayer
Chief Financial Officer
(416) 960-9500